EXHIBIT(a)(5)

FOR IMMEDIATE RELEASE
February 20, 2004

Contact:     Eggert Dagbjartsson
             Equity Resource Investments LLC.
             44 Brattle Street
             Cambridge, Massachusetts 02138

Telephone:   (617) 876-4800

For Immediate Release

        Equity Resource Fund XXII Limited Partnership announced today that it has amended its tender offer to purchase up to 5,000 units of limited partnership interests, or LP Units, in Capital Realty Investors II Limited Partnership, a Maryland limited partnership. The terms of the offer, except for the amended terms, are identical to the terms of the original offer made to holders of LP Units on January 23, 2004. Approximately 466 units have been tendered as of the date of the amendment.